ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	178,733,400
Advisory fees receivable, net		30,976,200
Receivables from related parties		27,492,700
Securities owned, at fair value		3,556,800
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,295,500)		3,233,200
Deferred taxes		19,210,800
Prepaid expenses and other assets		3,304,600
Total assets	$	266,507,700

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	141,191,500
Payables to related parties		29,113,400
Taxes payable		98,100
		170,403,000
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		78,530,400
Retained earnings		17,565,700
Total stockholder's equity		96,104,700
Total liabilities and stockholder's equity	$	266,507,700

See accompanying notes to statement of financial condition.